Company Contact
Rob Schreck
Cimetrix Incorporated
Phone: (801) 256-6500
Fax: (801) 256-6510
rob.schreck@cimetrix.com

FOR IMMEDIATE RELEASE

Cimetrix Announces Third Quarter 2010 Financial Results
Company Posts Record Revenues and Earnings

SALT LAKE CITY, UT — November 11, 2010 — Cimetrix Incorporated (OTC BB: CMXX) (www.cimetrix.com), a leading provider of factory automation and equipment control software solutions for the global semiconductor, photovoltaic, and electronics industries, today reported financial results for its third quarter ended September 30, 2010 as follows:

For the three month period:
•	Total software revenue increased 317% to $2,372,000, up from $569,000 in the third quarter of 2009.
•	Total revenue for the third quarter increased 235% year-over-year to $2,610,000 from $778,000 in the third quarter of 2009.
•
Compared to the second quarter of 2010, Company revenues increased 76%. Software revenues increased 80% to $2,372,000, up from $1,314,000, while professional services revenues increased 40% to $238,000, up from $170,000.

•	Net income for the quarter was $1,251,000, up $770,000 from second quarter 2010 and up $1,249,000 from the third quarter 2009.

For the first nine months of 2010:
•	Total software revenue more than tripled to $4,609,000, up from $1,511,000 in the first nine months of 2009.
•	Total revenue increased 125% year-over-year to $5,194,000, up from $2,302,000 in the first nine months of 2009.
•	Net income was $1,890,000, up $2,396,000 from first nine months 2009 net loss of $506,000.

“I am pleased to report our third quarter financial results, which validate the Cimetrix business model we have worked hard to put in place. The record runtime license revenue was associated with “design in” wins that occurred years ago. We assisted and supported our customers in bringing new equipment to market with our software, and now we are sharing in our customers’ success as they gain traction in the marketplace. In addition, our sales and marketing organization is focused on obtaining new “design in” wins that result in sales of Software Development Kits (SDKs) and should lead to future runtime license revenue when these customers begin shipping their new equipment using Cimetrix products. With a growing list of customer references and track record of delivering quality software products, we were able to successfully compete for a number of new “design in” wins during the quarter, including one large order for our new tool control software product”, said Bob Reback, Cimetrix’s president and chief executive officer.

Mr. Reback added, “While it is always difficult for us to predict short term results, we are excited about our growing relationships with customers, and those alliances are yielding long-term opportunities to develop new products that we believe will add even more value to their factory equipment. We are using the proceeds of our strong operating results to strengthen our balance sheet and invest in new product developments which we believe will enable us to continue on our long term path of sustainable profitable growth.”

Highlights

•
New CIMControlFramework™ Customer. Cimetrix won a new customer for its CIMControlFramework software product for advanced equipment tool control, which resulted in a one-time, $1 million software development kit (SDK) license fee during the third quarter. The Company believes that this new customer relationship will result in virtually all of the Cimetrix products being used on a number of new equipment models that will provide future runtime license revenues associated with the sale of each piece of equipment. This large order validates the success of the Company’s recent investments in its tool control framework product.

•
Cimetrix records highest connectivity runtime license revenue in Company history. Runtime software license revenues are associated with our customer’s shipment of equipment. This revenue is typically the result of design wins for the Company’s products that occurred two or more years ago. The Company’s traditional customer base of semiconductor equipment OEMs has experienced strong growth during 2010 resulting in strong runtime license revenue. In addition, the strategy the Company initiated in 2006 to diversify into new markets is bearing fruit with strong shipments into the photovoltaic industry.

•
New GEM Framework hits the mark. Cimetrix successfully concluded its first GEM (General Equipment Model) Framework project with a very effective customer installation. The GEM Framework is based on the Company’s award-winning CIMConnect™ GEM/PV2 development kit and allows a robust GEM or PV2 interface to be quickly deployed by the Cimetrix Global Services team to semiconductor equipment manufacturers and photovoltaic equipment companies.

•
Interface A standard gaining traction. After years of industry development, several major semiconductor device manufacturers announced plans to use the SEMI Interface A, also known as Equipment Data Acquisition (EDA), standards during the next wave of new wafer fabrication factory investments. Cimetrix previously announced design wins with the majority of the top 20 equipment suppliers worldwide that selected the Company’s award winning CIMPortal™ software for Interface A implementation. This broader acceptance of a standard in which Cimetrix holds a leadership position enhances our potential for continued growth.

•
Cimetrix begins expanding software engineering staff. In order to better serve and respond to customer needs, including the opportunity to capitalize on new product initiatives, Cimetrix began a very selective hiring process to add experienced engineers in software development and product management.

About Cimetrix Incorporated
Cimetrix designs, develops, markets, and supports factory automation and equipment control software for the global semiconductor, photovoltaic, and electronics industries. A leading participant in SEMI standards development, Cimetrix’s connectivity software allows for quick implementation of the SECS/GEM, PV2, GEM300, and Interface A (EDA) standards.

The Company’s products can be found on virtually every tool type in nearly every semiconductor 300mm factory worldwide.  The added-value of Cimetrix’s passionate support and professional services creates the industry’s only complete software solution.  Key products include:

▪	CIMControlFramework™
▪	CIMConnect™
▪	CIM300™
▪	CIMPortal™

Cimetrix is an active member of Semiconductor Equipment and Materials International (SEMI), including the SEMI PV Group, and participates in various International SEMATECH Manufacturing Initiative (ISMI) programs.

For more information, please visit www.cimetrix.com.

Safe Harbor Statement:
The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Statements about the Company’s prospects for future growth and results of operations are forward-looking statements. The comments made by the Company's senior management in regards to future revenue and results are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to the continued recovery of the economic markets into which the Company sells products, increased capital expenditures by semiconductor chip manufacturers, market acceptance of the Company’s products, the timing and degree of adoption of Interface A by the semiconductor industry, the ability of the Company to control its costs associated with providing products and services, the mix between products and services (which generally have higher associated costs of revenue) provided by the Company, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the markets in which the Company’s products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission.  Many of these factors are beyond the control of the Company.  Reference is made to the Company's most recent filing on Form 10-K, which further details such risk factors.

# # #

CIMETRIX INCORPORATED AND SUBSIDIARIES
Consolidated Condensed Balance Sheets

	September 30, 2010	December 31, 2009
ASSETS	(Unaudited)
Current assets:
Cash and cash equivalents	$1,336,000	$139,000
Accounts receivable, net	728,000	432,000
Inventories	1,000	1,000
Prepaid expenses and other current assets	25,000	22,000
Total current assets	2,090,000	594,000

Property and equipment, net	42,000	21,000
Intangible assets, net	-	6,000
Goodwill	64,000	64,000
Other assets	20,000	20,000

	$2,216,000	$705,000

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$124,000	$50,000
Accrued expenses	562,000	346,000
Deferred revenue	257,000	162,000
Current portion of notes payable and capital lease obligations	11,000	295,000
Total current liabilities	954,000	853,000

Long-term liabilities:
Notes payable – related parties, net	388,000	388,000
Long-term portion of notes payable	384,000	413,000
Total long-term liabilities	772,000	801,000

Total liabilities	1,726,000	1,654,000

Commitments and contingencies

Stockholders’ equity (deficit):
Common stock; $.0001 par value, 100,000,000 shares
authorized, 44,540,267 and 46,861,198 shares issued,
respectively	4,000	5,000
Additional paid-in capital	33,459,000	33,409,000
Treasury stock, 25,000 shares at cost	(49,000)	(49,000)
Accumulated deficit	(32,924,000)	(34,314,000)
Total stockholders’ equity (deficit)	490,000	(949,000)

	$2,216,000	$705,000

CIMETRIX INCORPORATED AND SUBSIDIARIES
Consolidated Condensed Statements of Operations
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
Revenues:
New software licenses	$2,131,000	$367,000	$3,989,000	$872,000
Software license updates and product support	241,000	202,000	620,000	639,000
Total software revenues	2,372,000	569,000	4,609,000	1,511,000
Professional services	238,000	209,000	585,000	791,000

Total revenues	2,610,000	778,000	5,194,000	2,302,000

Operating costs and expenses:
Cost of revenues	373,000	198,000	976,000	815,000
Sales and marketing	327,000	176,000	734,000	597,000
Research and development	216,000	99,000	459,000	392,000
General and administrative	413,000	250,000	1,038,000	835,000
Depreciation and amortization	7,000	22,000	20,000	71,000

Total operating costs and expenses	1,336,000	745,000	3,227,000	2,710,000

Income (loss) from operations	1,274,000	33,000	1,967,000	(408,000)

Other income (expenses):
Interest expense	(23,000)	(31,000)	(77,000)	(99,000)
Gain on sale of assets	-	-	-	1,000

Total other expenses, net	(23,000)	(31,000)	(77,000)	(98,000)

Income (loss) before income taxes	1,251,000	2,000	1,890,000	(506,000)

Provision for income taxes	-	-	-	-

Net income (loss)	$1,251,000	$2,000	$1,890,000	$(506,000)

Income (loss) per common share:
Basic	$0.03	$-	$0.04	$(0.01)
Diluted	$0.03	$-	$0.04	$(0.01)

Weighted average number of shares
outstanding:
Basic	45,386,000	36,640,000	46,564,000	34,747,000
Diluted	46,817,000	36,640,000	47,744,000	34,747,000